

September 27, 2013

Via E-Mail
Mr. E. J. Bird, Chief Financial Officer
Sears Canada, Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada, M5B 2C3

> **Re: Sears Canada, Inc.**
> **Form 40-F for Fiscal Year Ended February 2, 2013**
> **Filed March 15, 2013**
> **Form 6-K**
> **Filed September 5, 2013**
> **File No. 000-54726**

Dear Mr. Bird:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 6-K filed September 5, 2013

Financial Statements for the Fiscal Period Ended August 3, 2013, page 22

Notes to Financial Statements, page 27

Note 2.4 Changes in Accounting Policy, page 28

1. We note your disclosure that upon adoption of IFRS 11, Joint Arrangements, you determined that your real estate joint arrangements are joint operations and revised your financial statements to recognize these arrangements by proportional consolidation. We note your disclosure in Exhibit 99.1, Management's Discussion and Analysis on page 4 that you are not involved in the day-to-day management of the shopping centres, but that

you are involved in major decisions regarding your joint venture interests. Please tell us how you determined that these operations are joint operations. Specifically, please tell us:

- How your joint ventures are structured;

- Your rights and obligations and those of the other parties to the joint venture;

- How control is shared between the parties;

- The types of activities requiring your consent and unanimous consent of the parties, as well as the types of activities considered to be part of the day-to-day operations in which you are not involved; and

- How disputes between the parties are resolved or settled.

Please revise your disclosure in future filings to clarify why your real estate joint ventures represent joint operations. Please show us what your future disclosures will look like.

Note 14. Financial Instruments, page 34

Note 14.5 Classification and fair value of financial instruments, page 36

2. We note your disclosure that effective March 3, 2013 you finalized an exclusive, multi-year licensing arrangement with SHS which will result in SHS overseeing the day-to-day operations of your HIPS operations. We note that you provided SHS with an interest-bearing loan which allows SHS to pay the final purchase price of $5.3 million over 6 years and which is included in Other long-term assets in your statement of financial position. You also disclose that as a part of this transaction, SHS granted you a call option, which if exercised, would require SHS to sell you a 20% interest in the HIPS business which is exercisable until March 2, 2023.   Please tell us and disclose in future filings how you account for this transaction and the basis in IFRS for your accounting. Please show us what your future disclosures will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief